UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934.

For the Month of April, 2020

Commission File Number: 001-12126

CHINA ENTERPRISES LIMITED

(Exact name of registrant as specified in its charter)

21/F, Catic Plaza, 8 Causeway Road, Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

CHINA ENTERPRISES LIMITED

Exhibits
Exhibit 99.1	Press Release issued by the Company on April 15, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2020

CHINA ENTERPRISES LIMITED
By	/s/ Yap, Allan
Name:	Yap, Allan
Title:	Chairman

Exhibit 99.1

CHINA ENTERPRISES LIMITED

PRESS RELEASE

HONG KONG, CHINA, April 15, 2020. China Enterprises Limited (the “Company”) announces that the Company will be unable to file its 2019 Annual Report on Form 20-F (the “20-F”) by April 30, 2020 due to circumstances related to COVID-19. As the Company’s major non-marketable investment, its employees and facilities are located in China which has been affected by the outbreak of COVID-19 since December 2019. From January to March 2020, the Chinese government imposed nationwide travel restrictions and quarantine control, and they largely suspended their operations during this period. As a result, the Company’s finance department will be unable to complete the preparation of the Company’s consolidated financial statements and the 20-F without undue hardship and expense to the Company until after April 30, 2020.

The Company is relying on the SEC order under Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), dated March 25, 2020 (Release No. 34-88465) to extend the due date for the filing of the 20-F until June 15, 2020 (45 days after the original due date). The Company will work diligently to comply with such requirement and, at this time, management believes that it will need the entire available extension period.

The consequences of the COVID-19 outbreak to economic conditions in China and globally, and the financial position and operating results of the Company in particular, have been material in the first quarter of 2020, are changing rapidly, and cannot be predicted. The Company continues to monitor the situation closely.

***End***

For more information, please contact:

Hong Kong	New York
China Enterprises Limited	Pristine Advisers
Tel: (852) 3151 0300	Tel: (631) 756-2486
Fax: (852) 2542 0298	Fax: (646) 478-9415